October 14, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

Innovator ETFs Trust

Post-Effective Amendment No. 346

(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator High Yield Floor ETF – July (the “Fund”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 346, originally filed with the Securities and Exchange Commission on March 17, 2020.

The automatic effectiveness of the Fund has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on September 16, 2021 (each, a “BXT Filing”), and is scheduled to become effective on October 15, 2021. The Trust also respectfully requests the withdrawal of each BXT Filing.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President